As filed with the Securities and Exchange Commission on August 18, 2003



                                    FORM 6-K

                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934
                          For the month of August 2003



                                    TELE2 AB
                 (Translation of registrant's name into English)

                                  Skeppsbron 18
                                    Box 2094
                                S103 13 Stockholm
                                     Sweden
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                            Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                   No...X....


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): .................N/A.......................

                                                           FOR IMMEDIATE RELEASE
                                                          Monday, 18 August 2003



    TELE2 COMMENTS ON THE COUNTY ADMINISTRATIVE COURT'S SUPENSION OF THE PTS
                      DECISION REGARDING TERMINATION FEES

New York and Stockholm - Tele2 AB, ("Tele2"), (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsborsen: TEL2A and TEL2B), the leading alternative pan-European telecommunications company, announced that on 6 August, 2003 the County Administrative Court decided in favor of Tele2's appeal to suspend the PTS decisions on mobile termination fees, while awaiting the County Administrative Court final ruling.

Previously, on 6 June this year, Tele2 announced that it would appeal the decision by the Swedish regulator (PTS) regarding its mobile termination fees for calls from Telia and Telia Mobile.

The PTS decisions made in June, meant that Tele2 would have the right to take a fee similar to the fee Telia Mobile charges plus 10% for calls from Telia and Telia Mobile to Tele2. Tele2 appealed these decisions and asked the Stockholm County Administrative Court to suspend these decisions.

Jan Tjernell, responsible for regulatory and legal affairs at Tele2 said; "The PTS decision didn't change the situation, but only reiterated the authority's previous attitude. The County Administrative Court has previously suspended similar PTS-decisions. The County Administrative Court's decision also suggests that the Administrative Court of Appeals (Kammarratten) decision on 26 June in relation to a similar case, hasn't had any obvious effect on the legal situation regarding termination fees".

Tele2 AB, formed in 1993, is the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services under the brands Tele2, Tango and Comviq to over 18.7 million people in 22 countries. Tele2 operates Datametrix, which specializes in systems integration, 3C Communications, providing integrated credit card processing, web payment solutions and public payphones; Transac, providing billing and transaction processing service; C(3), offering co-branded pre-paid calling cards and Optimal Telecom, the price-guaranteed residential router device. The Group offers cable television services and, together with MTG, owns the Internet portal Everyday.com. The Company is listed on the Stockholmsborsen, under TEL2A and TEL2B, and on the Nasdaq Stock Market under TLTOA and TLTOB.

CONTACTS
Jan Tjernell
Head of Regulatory Issues, Tele2 AB
Telephone: +46 8 562 640 00

Visit us at our homepage: http://www.Tele2.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



TELE2 AB



By: /s/ Hakan Zadler
    --------------------------
Name:
Title:

Date:  August 18, 2003